 EXHIBIT 99.03

New appointment of CEO

Date of events: 2016/12/15

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):CEO

2.Date of occurrence of the change:2016/12/15

3.Name, title, and resume of the replaced person:Lih-Shyng Tsai, served as the Chairman and CEO of TSMC Solar and TSMC Solid State Lighting; Ph. D. degree in Material Science and Engineering Cornell University, Ithaca, NY, USA.

4.Name, title, and resume of the replacement:Yu Cheng, Director for Chunghwa Telecom; served as CEO of Contemporary Taiwan Development Foundation, Vice President and Editor-in-Chief of Commercial Times, the President and Director of Taiwan Television Enterprise, Ltd., the Chairman of Radio Taiwan International, Commissioner and Vice Chairman of Fair Trade Commission of Executive Yuan.; M.B.A., National Chengchi University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):Dismissal

6.Reason for the change:Leave

7.Effective date:2016/12/15

8.Any other matters that need to be specified:None